UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April, 2011

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes              No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-134309) of Micromem Technologies Inc. and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Micromem Technologies Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 1, 2011	By	/s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Interim Financial Statements
99.2	Interim Management Discussion & Analysis
99.3	Chief Executive Officer Certification
99.4	Chief Financial Officer Certification
99.5	Press Release – Micromem Technologies Inc. Files Interim Financial Statements